SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 31 May 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (Bank of Ireland)

Capital Raising Update
31 May 2011

Bank of Ireland notes the statement made by the Minister for Finance on 11 May 2011 relating to burden sharing with subordinated bondholders.

The Bank intends shortly to launch a liability management exercise in respect of approximately €2.6 billion of its subordinated liabilities.  The terms of the liability management exercise will reflect the Minister for Finance's objective of ensuring subordinated bondholders contribute a significant element of the Bank's Core Tier 1 capital requirement of €4.2 billion.  The Bank's current expectation is that the cash prices under the exercise will be 10 per cent of nominal for Tier 1 securities and 20 per cent of nominal for Tier 2 securities, with no payment in respect of accrued interest.  The liability management exercise will incorporate proposals to amend the terms of the relevant subordinated liabilities to grant a call option, allowing the Bank to acquire the securities for a cash amount which would be materially less than the cash tender terms listed above.  The Bank may also offer an equity alternative to subordinated bondholders incorporating both a premium to the cash alternative and a payment in respect of interest accrued.

To the extent that subordinated liabilities are not acquired or exchanged pursuant to the proposed liability management exercise or acquired pursuant to the exercise of the call options under the amended terms of the eligible subordinated liabilities, the Bank understands that the Government will take whatever steps it considers necessary to maximise burden sharing.

In addition to the proposed liability management exercise, the Bank, as outlined in its Interim Management Statement of 19 May 2011, continues to work actively with its advisors on a range of initiatives with a view to meeting the equity capital requirement arising from the 2011 PCAR process through a combination of support from existing shareholders (including the State) and other sources.

The securities that may be offered in the liability management exercise have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States or to US persons absent registration or an applicable exemption from registration requirements.

Ends

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Sean Crowe	Group Treasurer	+353 (0) 76 623 4720
Brian Kealy	Head of Group Capital Management	+353 (0) 76 623 4719
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0) 76 623 4729
Diarmaid Sheridan	Group Investor Relations	+353 (0) 76 623 4730
Dan Loughrey	Head of Group Communications	+353 (0) 76 623 4770

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 31 May, 2011